SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                        Inspire Insurance Solutions, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    457732105
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                            Fort Worth, Texas  76102
                                  (817)390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,135,000 shares, which constitutes approximately 11.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 18,992,361 shares outstanding.

1.        Name of Reporting Person:

          Buena Venture Associates, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /
3.        SEC Use Only

4.        Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                 /   /

6.        Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 2,135,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,135,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,135,000

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 11.2%

14.       Type of Reporting Person: PN

-----------------
(1) Power is exercised through its sole general partner, Buena Holdings Associates, L.P., whose general partner is Buena Holdings Genpar, Inc.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Inspire Insurance Solutions, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 300 Burnett Street, Fort Worth, Texas 76102.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Buena Venture Associates, L.P., a Texas limited partnership ("Buena") (the "Reporting Person"). Additionally, pursuant to
Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Buena Holdings Associates, L.P., a Texas limited partnership ("Holdings"), Buena Holdings Genpar, Inc., a Texas corporation ("Genpar"), The Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("Trust"), and Sid R. Bass ("SRB"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.


          (b)-(c)

          Reporting Person

          Buena is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities and other investments. The principal address of the Reporting Person, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

          Controlling Persons

          Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.

           Holdings is a Texas limited partnership, the principal business of which is serving as the general partner of the Reporting Person and activities related thereto. The principal address of Holdings, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

          Genpar is a Texas corporation, the principal business of which is investment in securities and activities related thereto. The principal address of Genpar, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Trust is the sole shareholder of Genpar; SRB is its sole director and SRB (President) and W.R. Cotham ("Cotham") (Vice-President) are its principal officers. Information with respect to SRB and Cotham is set forth below.

          The   principal  occupation  of  Cotham  is  serving  as   the   Vice-
President/Controller  of  Bass Enterprises Production Co.  ("BEPCO").   Cotham's
business address is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

          Trust is a revocable trust existing under the laws of the state of Texas, the grantor of which is SRB. The address of Trust is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. The Trustees of the Trust are SRB and two members of his family.

          SRB's principal occupation or employment is serving as the President of Sid R. Bass, Inc. ("SRB, Inc."). SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

          SRB, Inc. is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

          BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

          SOURCE OF FUNDS               AMOUNT OF FUNDS

          Other (1)                     $ 8,475,082.69

(1)       Contributions from partners.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired and continues to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional Stock in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the Stock on the open market or in private transactions.

          Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)

          Reporting Person

          Buena

          Pursuant to Rule 13d-3(a), Buena is the beneficial owner of 2,135,000 shares of the Stock, which constitutes approximately 11.2% of the outstanding shares of Stock.

          Controlling Persons

          Each of (1) Holdings, as the sole general partner of the Reporting Person, and (2) Genpar, as the sole general partner of Holdings, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,135,000 shares of the Stock, which constitutes approximately 11.2% of the outstanding shares of Stock.

          In its capacity as the sole shareholder of Genpar, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,135,000 shares of the Stock, which constitutes approximately 11.2% of the outstanding shares of Stock.

          In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,135,000 shares of the Stock, which constitutes approximately 11.2% of the outstanding shares of Stock.

          To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

          (b)

          Reporting Person

          Buena

          Acting through its general partner, Holdings, Buena has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,135,000 shares of the Stock.

          Controlling Persons

          Acting through its general partner, Genpar, and in its capacity as the general partner of Buena, Holdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,135,000 shares of the Stock.

          Acting through its sole shareholder, Trust, and in its capacity as the general partner of Holdings, Genpar has the sole power to vote or to direct the vote and to dispose or direct the disposition of 2,135,000 shares of the Stock.

          In its capacity as the sole shareholder of Genpar, Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,135,000 shares of the Stock.

          In his capacity as a Trustee of Trust, SRB has the sole power to vote or to direct the vote and to dispose or direct the disposition of 2,135,000 shares of the Stock.

          (c)

          During the past 60 days, Buena has purchased shares of the Stock in open market transactions on the Nasdaq National Market as follows:

                              NUMBER OF           PRICE PER
          DATE                 SHARES              SHARE

          10/18/99             20,000             $ 3.71
          10/19/99            230,000               3.78
          10/20/99             85,000               3.78
          10/20/99            162,400               3.75
          10/21/99             25,000               3.87
          10/21/99            225,000               3.88
          10/21/99             10,800               3.89
          10/22/99             56,000               4.08
          10/22/99             46,000               4.10
          10/22/99            500,000               4.06
          10/25/99            200,000               4.06
          10/25/99            287,300               4.05
          10/25/99              2,500               4.04
          10/26/99            285,000               4.06

          (d)

           The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

          (e)

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Item 2 Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 99.1 --Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:     October 28, 1999



                         BUENA VENTURE ASSOCIATES, L.P.

                         By:  Buena Holdings Associates, L.P.,
                              general partner

                              By:  Buena Holdings Genpar, Inc.,
                                   general partner


                              By: /s/ W.R. Cotham
                                  W.R. Cotham, Vice-President

                                   EXHIBIT INDEX


EXHIBIT             DESCRIPTION

99.1    Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.